ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING Map Plus NP^{SM}

Supplement dated January 19, 2010 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated May 1, 2009, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

The information contained in Item 2 of the prior Supplement dated December 18, 2009 is updated as follows:

The effective date for the change in share class from Advisor Class to Service 2 Class for the ING Index Solution and ING Solution portfolios has changed from February 8, 2010 to April 16, 2010. Accordingly, the date that Service 2 Class shares will be added will also change from February 8, 2010 to April 16, 2010.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, Windsor, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.